UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 5 December 2013
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY DIRECTORS AND PRESCRIBED OFFICERS OF
GOLD FIELDS LIMITED AND MAJOR SUBSIDIARIES

In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that Mr NJ Holland a director of
Gold Fields Limited, Mr PA Schmidt a director of Gold Fields
Limited, Mr MD Fleischer a director of a major subsidiary Gold
Fields, Mr JH Pauley director of a major subsidiary Orogen
Holdings BVI Limited, Mr A Baku, director of a major subsidiary
Gold Fields Ghana Limited, Mr KFL Moabelo, director of a major subsidiary Gold Fields Operations Limited, and Ms TL Harmse,
Company Secretary of Gold Fields Limited, all sold some or all of their Bonus Shares (“BS”) which were awarded to them in terms of the Gold Fields Limited 2012 Share Plan, as amended.

Bonus Shares are linked to the annual bonus whereby the
equivalent of two-thirds of the cash bonus is granted in Bonus
Shares. Details of the transaction are set out below:
Name
NJ Holland
Nature of transaction
Off market vesting of shares in
terms of the above scheme
Transaction Date 04 December 2013
Number of Shares 36,950
Class of Security Ordinary shares
Market Price per share R39.8989
Total Value R1,474,264.35
Vesting Period
Bonus Shares vest in equal parts on
9 months and 18 months of the Grant
Date.
Nature of interest Direct and Beneficial
Name
PA Schmidt
Nature of transaction
On market sale of shares in terms of
the above scheme
Transaction Date 04 December 2013
Number of Shares - sold 15,676
Class of Security Ordinary shares
Market Price per share R39.8373
Total Value R624,489.51
Vesting Period
Bonus Shares vest in equal parts on
9 months and 18 months of the Grant
Date.
Nature of interest Direct and Beneficial

Name
JH Pauley
Nature of transaction
On market sale of shares in terms
of the above scheme
Transaction Date 4 December 2013
Number of Shares - sold 5,214
Class of Security Ordinary shares
Market Price per share R38.6831
Total Value R201,693.68
Vesting Period
Bonus Shares vest in equal parts
on 9 months and 18 months of the
Grant Date.
Nature of interest Direct and Beneficial

Name
A Baku
Nature of transaction
On market sale of shares in terms
of the above scheme
Transaction Date 4 December 2013
Number of Shares - sold 6,726
Class of Security Ordinary shares
Market Price per Share R38.6831
Total Value R260,182.53
Vesting Period
Bonus Shares vest in equal parts
on 9 months and 18 months of the
Grant Date.
Nature of interest Direct and Beneficial

Name
KFL Moabelo
Nature of transaction
Off market vesting of shares in
terms of the above scheme
Transaction Date 4 December 2013
Number of Shares 10,677
Class of Security Ordinary shares
Market Price per Share R39.8989
Total Value R426,000.55
Vesting Period
Bonus Shares vest in equal parts
on 9 months and 18 months of the
Grant Date.
Nature of interest Direct and Beneficial

Name
MD Fleischer
Nature of transaction
Off market vesting of shares in
terms of the above scheme
Transaction Date 4 December 2013
Number of Shares 13,069
Class of Security Ordinary shares
Market Price per Share R39.8989
Total Value R521,438.72
Vesting Period
Bonus Shares vest in equal parts
on 9 months and 18 months of the
Grant Date.
Nature of interest Direct and Beneficial
Name
TL Harmse
Nature of transaction
On market sale of shares in terms
of the above scheme
Transaction Date 4 December 2013
Number of Shares - sold 2,832
Class of Security Ordinary shares
Market Price per Share R39.1265
Total Value R110,806.24
Vesting Period
Bonus Shares vest in equal parts
on 9 months and 18 months of the
Grant Date.
Nature of interest Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.

05 December 2013
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 5 December 2013
By: /s/ Nicholas J. Holland
Name:       Nicholas J. Holland
Title:        Chief Executive Officer